CSW International, Inc.
                        Intercompany Service Transactions
                       For the Quarter Ended June 30, 1998
                                   (Unaudited)



     Name                                   Type of Service             Amount
----------------                           -----------------          ----------


Services provided by Central and South West Services, Inc. (Item 1.) represent all services provided by CSW Corporation. No services of "Operating Companies" is included in this category.

1.Central and South West Services, Inc.   Salaries, overheads, and     $ 633,354
  (Wholly owned subsidiary of             travel in support of CSW
  Central and South West Corporation)     International, Inc. projects.


Services provided by CSW Energy, Inc. (Item 2.) are provided by an "associate company" which, as noted, is also a subsidiary of Central and South West Corporation. No services from "Operating Companies" is included in this category.

2.CSW Energy, Inc.                        Salaries and overheads     $ 1,836,781
  (Wholly owned subsidiary of             in support of CSW
  Central and South West Corporation)     International,Inc. projects.

3.Services provided by Operating Companies to Energy-Related Companies     $   0
  during the Quarter.


4.Guarantees issued by CSWI, for the account of:

   Enertek project                                                     1,500,000
   CSW Energy - 6.875% Senior Notes, due 2001 *                      200,000,000

   * Approximately $184,294,478 of the proceeds have been spent through June 30, 1998. The remainder of the funds were invested in July 1998. (This is a correction of the amount reported at March 31, 1998 in this footnote.)